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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)

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                           COMMERCIAL INTERTECH CORP.
                           (NAME OF SUBJECT COMPANY)

                           COMMERCIAL INTERTECH CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

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                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  201709 10 2
                       (CUSIP NUMBER OF CLASS SECURITIES)

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                          GILBERT M. MANCHESTER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           COMMERCIAL INTERTECH CORP.
                               1775 LOGAN AVENUE
                              YOUNGSTOWN, OH 44501

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

   STUART Z. KATZ, ESQ.     HERBERT S. WANDER, ESQ.      LEIGH B. TREVOR, ESQ.
   FRIED, FRANK, HARRIS,     KATTEN MUCHIN & ZAVIS    JONES, DAY, REAVIS & POGUE
         SHRIVER &     525 WEST MONROE STREET-SUITE 1600     NORTH POINT
         JACOBSON        CHICAGO, ILLINOIS 60661-3693    901 LAKESIDE AVENUE
    ONE NEW YORK PLAZA          (312) 902-5200          CLEVELAND, OHIO 44114
 NEW YORK, NEW YORK 10004                                   (216) 586-7247
      (212) 859-8000

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  This Amendment No. 16 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on July 12, 1996 by Commercial
Intertech Corp., an Ohio corporation (the "Company"), relating to the offer by Opus Acquisition Corporation, a Delaware corporation ("OAC") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a Canadian corporation ("United Dominion"), to purchase for cash all outstanding common shares, par value $1.00 per share (the "Common Shares"), of the Company, together with the associated preferred share purchase rights (the "Rights" and, together with the Common Shares, the "Shares"). Capitalized terms used but not defined herein have the meanings previously set forth in the Schedule 14D-9.

2. ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  In connection with proposed meetings with shareholders of the Company, the Company has prepared certain materials, which are attached as Exhibit 99.1 and are incorporated herein by reference.

3. ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Item 9 is hereby amended and supplemented by adding the following exhibit:

  Exhibit 99.1. Materials prepared by the Company.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ Gilbert M. Manchester
                                       By: _________________________________
                                       NAME:GILBERT M. MANCHESTER
                                       TITLE:VICE PRESIDENT AND GENERAL COUNSEL

Dated: August 1, 1996

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                                 EXHIBIT INDEX

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
 EXHIBIT NO.                EXHIBIT
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
 Exhibit 99.1 Materials prepared by the Company.